NEWS RELEASE February 24, 2009 Symbol: Canada TSX.V – TVC Frankfurt – TGP

Tournigan Doubles Contained Uranium and Increases Grade of
Indicated Resource at Kuriskova Uranium Deposit, Slovakia

Vancouver, February 24, 2009 – Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) has completed an updated resource estimate for the company’s Kuriskova uranium deposit in Slovakia which more than doubles the amount of uranium contained in the indicated resource and significantly increases the grade of the indicated resource. SRK Consulting (U.S.), Inc. has reviewed and audited the updated resource estimate.

Highlights:

  Tournigan’s 2008 infill drilling moved 8,084,000 pounds of U308 from the inferred resource category to the better defined and more confident indicated category
  The grade of indicated resource increased by 28% from 0.435% U308 to 0.558% U308
  The infill drilling demonstrated the presence of an exceptionally high grade zone of uranium mineralization which remains open along both strike and dip
  The estimate includes 3,261,000 pounds of molybdenum as a potential by-product (see table below)

The tight geological constraints that were used to model the indicated high-grade resource provide a high level of confidence in this zone while leading to a modest reduction in the number of pounds of uranium remaining in the inferred category. Exploration in or near this zone could replace or increase these pounds at a higher grade. There is also potential for further exploration drilling to increase the overall size of the deposit and for additional infill drilling to upgrade a significant additional portion of the current inferred resource to the indicated category.

“We are very excited by the results of our recent infill drilling program which led to such a dramatic increase in both size and grade of the indicated uranium resource,” said Dorian L. (Dusty) Nicol, Tournigan’s president and CEO. “This bodes well for the possibility of further increasing the size and quality of the deposit. This recent program was restricted to infill drilling in order to upgrade the quality of the resource as we advance Kuriskova toward feasibility.

“We emphasize that there remains great exploration upside both immediately adjacent to the Kuriskova resource and in the surrounding ground controlled by Tournigan. Our current estimated grade of 0.558% U308 compares extremely favorably with most other uranium projects currently under development with grades in the order of 0.1% to 0.2% U308. This estimate also demonstrates the presence of a significant amount of molybdenum which could represent a by-product credit. The resource estimate includes only molybdenum contained within the uranium resource.”

The following tables summarize the current resource estimate:

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Current Resource:

Kuriskova Resource Estimate February 2009 (SRK) – Cut-off 0.05%U *
	U%	Tonnes (000)	%U3O8	U3O8 lbs (000)	Mo%	Tonnes (000)	Mo lbs (000)
Total Indicated (Main zone )	0.473	1,191	0.558	14,654
Total Inferred (Main and HW zones)	0.182	3,780	0.215	17,901	0.030	4,897	3,261

* Mo resource numbers represent Mo associated with Uranium resource blocks above a 0.05%U cutoff

Previous Resource:

Kuriskova Resource Estimate July 2008 (SRK) – Cut-off 0.05%U
Classification	U%	Tonnes (000)	U3O8%	U3O8 lbs (000)
Indicated	0.369	685	0.435	6,570
Inferred	0.254	4,568	0.299	30,131

A complete table of the new resource estimate prepared by Tournigan and reviewed, audited and approved by SRK, can be found in Appendix A or by visiting Tournigan’s web site from this link: http://www.tournigan.com/i/pdf/KuriskovaResourceFeb09AppendixA.pdf.

A longitudinal projection showing drill hole locations and interval grades is available from Appendix B or can be viewed from this link: http://www.tournigan.com/i/pdf/KuriskovaVLP.pdf.

The updated estimate incorporates the results of 23 diamond drill holes totaling 9,267 metres that were drilled since the last resource estimate previously disclosed in a news release dated July 16, 2008. The estimate was prepared by Ravi Sharma, Tournigan’s manager of resources and reserves, under the supervision of SRK, who are preparing an NI 43-101 Technical Report to be filed on SEDAR within 45 days of the date of this news release. Allan V. Moran, principal geologist and Frank Daviess, principal resource geologist, who reviewed, audited and approved the current resource estimate, are both with SRK and are independent Qualified Persons as defined by NI 43-101.

Interpretation and outlining of mineralization was conducted section-by-section by incorporating geological, structural and assay information for each geological domain and by snapping points for hanging wall and footwall contact while performing section interpretation. Triangulations of outlines between sections were done to create 3D wireframe solids for each geological domain using Datamine Studio 3 software. Interpolation of grade to populate the block model within domain wireframes was carried out using inverse distance cubed methods and a dynamic anisotropy search option. The 3D wireframe solids of the previous resource estimate dated July 16, 2008 were updated with infill holes for the Main Zone and were reviewed by SRK. Interpolation and NI 43-101 compliant resource classification parameters were developed by SRK.

Unit 1 - 15782 Marine Drive, White Rock, BC Canada V4B 1E6
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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Tournigan is beginning a preliminary assessment (scoping study), including metallurgical testing, on the Kuriskova deposit expected to be completed before the end of the second quarter of 2009. Pre-feasibility and feasibility studies are expected to follow the preliminary assessment.

Ravi Sharma, MAusIMM, Tournigan’s manager of resources and reserves, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release. SRK has reviewed and approved the technical content of this news release.

About Tournigan Energy Ltd.

Tournigan Energy is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure, an educated population and, as of January 1, 2009, has adopted the Euro currency. Tournigan Energy is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320 or visit www.tournigan.com.

Unit 1 - 15782 Marine Drive, White Rock, BC Canada V4B 1E6
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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Appendix A

Kuriskova Resource Estimate February 2009 (SRK) – Cut-off 0.05%U
Classification by Area	Sub-Zone	Model Zone	U%	Tonnes (000)	%U3 O8	U3 O8 lbs (000)	Mo %	Tonnes (000)	Mo lbs (000)
Inferred
Main	ZONE1N	1	0.306	1025	0.361	8154	0.051	2115	2387
	UP MAIN
	ZONE	1.2	0.112	11	0.132	32	0.030	46	30
	ZONE1S	1.1	0.162	1543	0.191	6499	0.014	1586	496
H.W. Andesite	ZONE2N	2	0.067	235	0.079	406	0.005	230	28
	ZONE3N	3	0.127	250	0.150	824	0.010	250	56
	ZONE4	4	0.125	200	0.147	652	0.022	200	97
	ZONE2S	2.1	0.087	181	0.103	410	0.003	181	11
	ZONE3S	3.1	0.106	336	0.125	924	0.024	288	155
		1+1.1
Main Zone Total Inferred		+1.2	0.219	2579	0.258	14685	0.035	3747	2914
H.W. Andesite Total Inferred			0.103	1201	0.121	3,216	0.014	1149	347
Total Inferred			0.182	3780	0.215	17901	0.030	4897	3261
Indicated
Main	ZONE1N	1	0.495	1090	0.584	14027
	UP MAIN
	ZONE	1.2	0.178	34	0.210	160
	ZONE1S	1.1	0.269	67	0.317	469
		1+1.1
Main Zone Total Indicated		+1.2	0.473	1191	0.558	14654
H.W. Andesite Total Indicated			0	0	0.000	0
	Total Indicated		0.473	1191	0.558	14654

Unit 1 - 15782 Marine Drive, White Rock, BC Canada V4B 1E6
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com